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                            October 13, 2021

       Johanna Cronin
       Manager
       StartEngine Collectibles Fund I LLC
       9900 Culver Boulevard
       Culver City, CA 90232

                                                        Re: StartEngine
Collectibles Fund I LLC
                                                            Post Qualification
Amendment No. 2 to
                                                            Offering Statement
on Form 1-A
                                                            Filed September 30,
2021
                                                            File No. 024-11416

       Dear Ms. Cronin:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-qualification Amendment No. 2 to Offering Statement on Form 1-A

       Cover Page

   1.                                                   Please disclose
prominently and clearly the series you are adding via this post-
                                                        qualification
amendment. In doing so, please distinguish the new series from the existing series.

       Plan of Distribution and Selling Securityholders, page 29

   2. Please disclose the material terms and conditions of the StartEngine OWNers bonus program, including, but
not limited to, the terms of the program, the requirements
                                                        qualifying investors to
become a StartEngine OWNer, and what participants will receive as part of the bonus
program.
 Johanna Cronin
StartEngine Collectibles Fund I LLC
October 13, 2021
Page 2
Interest of Managers and Other in Certain Transactions, page 130

3. We note your disclosure that "To date, the Administrative Manager and the proposed
         Asset Managers paid for the formation and offering costs of the company, which is the full balance of due to members' on the accompanying balance sheet." Please disclose the formation and operating costs in this section. See Item 13 of Form
1-A.
Part III - Exhibits, page 137

4. We note your disclosure throughout the description of your underlying assets that you have entered into various option agreements with asset sellers to purchase underlying assets. Please file the relevant purchase option agreements as exhibits to your offering statement, or tell us why you believe you are not required to do so. Please see Item 17.6.
         (Material Contracts) of Form 1-A.
General

5.       We note that the startengine.com website includes statements about
StartEngine
         Collectibles, including that "StartEngine Collectibles is a new Regulation A+ offering that gives investors access to a host of alternative asset investment opportunities like wine, with memorabilia and more to come." Please revise your website where you describe the
         StartEngine Collectibles offering to include the notices required by Rules 251(d) and 255 of Regulation A, along with an active hyperlink to your most current 1-A offering circular.
6.     Throughout your description of the Series Music underlying assets, you indicate
       that Skimmer Music LLC is the asset manager for each series. However, you also disclose throughout your discussion that each series intends to enter into a purchase agreement with "its Asset Manager (StartEngine Assets)." Please revise for consistency.
FirstName LastNameJohanna Cronin
       Please also file a form of the purchase agreement with Skimmer Music LLC, if it differs
Comapany
       fromNameStartEngine     Collectibles
             exhibit 6.1, which, at the timeFund  I LLC
                                            of filing, related to purchase
agreements with your
Octobersole
         13,asset
             2021manager,
                  Page 2 StartEngine Assets.
FirstName LastName
 Johanna Cronin
FirstName
StartEngineLastNameJohanna
            Collectibles Fund Cronin
                              I LLC
Comapany
October 13,NameStartEngine
            2021             Collectibles Fund I LLC
October
Page 3 13, 2021 Page 3
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Katherine Bagley at (202) 551-2545 or Dietrich King at
(202) 551-
8071 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      Jamie Ostrow